UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Data Gran, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       February 6, 2017

Physical Address of Issuer:

924 Falling Water Road, Weston Florida 33326, United States

Website of Issuer:

https://www.datagran.io/

Current Number of Employees:

2 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$704,429	$1,300,852
Cash & Cash Equivalents	$430,178	$624,260
Accounts Receivable	$191,546	$453,102
Short-term Debt	$302,692	$422,618
Long-term Debt	$0	$0
Revenues/Sales	$1,315,855	$1,884,962
Cost of Goods Sold*	$572,613	$747,717
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(393,128)	$(492,877)

Cost of Revenues

Table of Contents

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April 29, 2022

Data Gran, Inc.

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This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Data Gran, Inc. ("**Datagran,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.datagran.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

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The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

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ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Carlos Fernando Mendez
_____
(Signature)

Carlos Fernando Mendez
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Carlos Fernando Mendez
_____
(Signature)

Carlos Fernando Mendez
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/Melissa Mendez
_____
(Signature)

Melissa Mendez
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2022

Data Gran, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Datagran is a B2B SaaS business that helps data scientists put machine learning ("ML") models into production very quickly. The technology aggregates and streamlines interactions between data sources so companies can create scalable insights extremely fast by centralizing data, running ML models and sending the output to Business Applications. The Company was incorporated in Delaware as a corporation on February 6, 2017.

The Company is located at 924 Falling Water Road, Weston Florida 33326, United States.

The Company's website is https://www.datagran.io/.

The Company is headquartered and qualified to conduct business in Florida. The Company also sells its products and services through the Internet and throughout the United States and internationally (in countries such as Canada, Great Britain, France, Colombia, Chile, Mexico and Singapore).

The Company also conducts business through its wholly-owned subsidiary, Data Gran S.A.S., a Colombian S.A.S. company, registered on September 19, 1977. Upon the creation of the Company, Data Gran S.A.S. was consolidated with, and into, the Company.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Datagran is a B2B SaaS business that helps data scientists accelerate put machine learning ("ML") models into production. Our technology aggregates data, runs ML models and easily sends the output to business applications.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Datagran is a B2B SaaS business that helps data scientists accelerate put machine learning ("ML") models into production. Our technology aggregates data, runs ML models and easily sends the output to business applications.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Datagran	Easily puts ML models into production by aggregating data, running ML models and sending the output to business applications.	Business to Business (B2B)

Competition

The markets in which our products are sold are highly competitive. Datagran´s competition includes firms such as Alteryx, Azure ML, Google ML and Data Robot, as well as other small and mid-sized SaaS businesses with similar product offerings for data scientists, data analysts, and business analysts. Additional competitors include in-house technology teams and less-sophisticated business insight software that doesn´t require machine learning.

Customer Base

Our primary customers are data scientists, data analysts, and business analysts in businesses that use machine learning based applications to create insights, software, or other products. All sales are B2B.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
17/203,345	"End-To-End Machine Learning Pipelines for Data Integration and Analytics"	Non-Provisional Utility Patent	March 16, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.datagran.io/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carlos Mendez	CEO, Co-Founder and Director	CEO and Co-Founder of Data Gran, Inc., 2017 – Present Responsible for strategy, sales, operations, and general CEO responsibilities	INALDE, MBA, 2011; Clarke University B.A., Advertising; 2002
Necati Demir	CTO and Co-Founder	CTO and Co-Founder of Data Gran, Inc., 2017 - Present Responsible for product development, technology operations, and general CTO responsibilities	Dokuz Eylul Universitesi, PhD, Machine Learning, 2018; Canakkale Onsekiz Mart University, B.S., Computer Science, 2005
Melissa Mendez	Growth Marketing Manager and Director	Growth Marketing Manager and Director of Data Gran, Inc., 2018 – Present Responsible for growth strategies to support marketing and sales, as well as general director responsibilities	Art Institute of Fort Lauderdale, B.S., Business, 2013

Biographical Information

Carlos Mendez: As Co-Founder and CEO of the Company, Carlos provides leadership and director level guidance to help Datagran disrupt the machine learning ecosystem by empowering the team to deliver product milestones. Prior to shifting into the technology space, Carlos has 15 years of experience in Marketing after stints leading Gran Comunicaciones, which quickly became one of the top 20 Web Development and Marketing companies in Colombia, South America according to P&M Magazine, and as an account director at J. Walter Thompson Worldwide. He is currently pursuing a Master's degree in Computer Science at Harvard University.

Necati Demir: As Co-Founder and CTO of the Company, Necati provides technology leadership to help the Company build and improve technology offerings. Necati has over 15 years' experience in software development and co-founded the Company after working as a machine learning consultant and stints at Ericsson, Hermes Iletisim, and VAS Telekom.

Melissa Mendez: Melissa provides growth and director level guidance to help the Company build partnerships and relationships to manage business development initiatives. She has 8 years of experience in marketing and advertising and joined the Company after stints at Eurecah and Gran Comunicaciones.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in the United States. The Company's Columbian subsidiary has 24 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). Within Preferred Stock, the Company has a Series Seed Standard Preferred Stock class, for which 954,198 shares are authorized, and a Series Seed Shadow Preferred Stock class, which has 9 sub-classes: (a) Series Seed Shadow-1 Preferred Stock- 400,000 shares are authorized; (b) Series Seed Shadow-2 Preferred Stock- 576,921 shares are authorized; (c) Series Seed Shadow-3 Preferred Stock- 517,241 shares are authorized; (d) Series Seed Shadow-4 Preferred Stock- 249,999 shares are authorized; (e) Series Seed Shadow-5 Preferred Stock- 35,714 shares are authorized; (f) Series Seed Shadow-6 Preferred Stock- 96,153 shares are authorized; (g) Series Seed Shadow-7 Preferred Stock- 86,206 shares are authorized; (h) Series Seed Shadow-8 Preferred Stock- 110,616 shares are authorized; and (i) Series Seed Shadow-9 Preferred Stock- 305,753 shares are authorized.

Additionally, the Company has established the 2018 Equity Incentive Plan for which 715,000 shares of Common Stock are authorized for issuance thereunder. At the filing of this Form C-AR, 5,676,005 shares of Common Stock and 3,275,541 shares of Preferred Stock are issued and outstanding (including 896,938 shares of Series Seed Standard Preferred Stock and 2,378,603 shares of Series Seed Shadow Preferred Stock). Additionally, the Company has 698,012 options to purchase Common Stock issued and outstanding and 16,988 options available for issuance under the 2018 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,676,005
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed Standard Preferred Stock
Amount Outstanding	896,938
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $2.62 per share (b) Voting rights (except as otherwise provided, votes together with the Common Stock as a single class) (c) Right to receive dividends pro rata when declared (d) Liquidation Preference equal to greater of Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments); (f) Automatic conversion into Common Stock upon a public offering resulting in at least $25,000,000 in gross proceeds at IPO price at least 3 times the Original Issue Price or upon written consent of the requisite holders; (g) Protective provisions so long as 30% of the initially issued shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Standard Preferred Stock which may dilute the Security.

Type	Series Seed Shadow Preferred Stock
Amount Outstanding	2,378,603
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Voting rights (except as otherwise provided, votes together with the Common Stock as a single class) (b) Right to receive dividends pro rata when declared

	(c) Liquidation Preference equal to greater of Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock;
	 (d) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments);
	 (e) Automatic conversion into Common Stock upon a public offering resulting in at least $25,000,000 in gross proceeds at IPO price at least 3 times the Original Issue Price or upon written consent of the requisite holders;
	 (f) Protective provisions so long as 30% of the initially issued shares of Preferred Stock are outstanding
	 (g) Original Issue Price:
	    (i) Series Seed Shadow-1: $0.25
	    (ii) Series Seed Shadow-2: $0.26
	    (iii) Series Seed Shadow-3: $0.29
	    (iv) Series Seed Shadow-4: $0.44
	    (v) Series Seed Shadow-5: $0.70
	    (vi) Series Seed Shadow-6: $0.78
	    (vii) Series Seed Shadow-7: $0.87
	    (viii) Series Seed Shadow-8: $1.13
	    (ix) Series Seed Shadow-9: $1.39

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Shadow Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	698,012
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$857,960
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of 24,000,000 and No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$200,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of 27,000,000 and No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$176,463*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $27,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Estimated figure, subject to investor confirmations.

Outstanding Debt

The Company has the following debt outstanding:

Type	Short-Term Bank Loan #1- Bancolombia
Amount Outstanding	$19,157.77
Interest Rate and Amortization Schedule	Installment payments of $1,391 monthly
Description of Collateral	Secured
Maturity Date	May 13, 2023

Type	Short-Term Bank Loan #2- Bancolombia
Amount Outstanding	$19,072,53
Interest Rate and Amortization Schedule	Installment payments of $1,174 monthly
Description of Collateral	Secured
Maturity Date	June 16, 2023

Type	Short-Term Bank Loan #3- Bancolombia
Amount Outstanding	$46,830.11
Interest Rate and Amortization Schedule	Installment payments of $1,815.87 monthly
Description of Collateral	Secured
Maturity Date	December 1, 2024

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$1,057,960	9	Product Development and General Working Capital	April 10, 2019; June 6, 2019; July 16, 2019; July 17, 2019; August 17, 2019; December 7, 2021	Section 4(a)(2)
Option to Purchase Common Stock	N/A	614,299	N/A	Between April 30, 2019 and August 18, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)*	$176,463	314	Product Development and General Working Capital	April 28, 2022	Reg. CF

*Estimated figures, subject to investor confirmations.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Carlos Fernando Mendez	2,342,772 shares of Common Stock	26.17%

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Data Gran, Inc. (the "**Company**") was incorporated on February 6, 2017 under the laws of the State of Delaware, and is headquartered in Weston, Florida. The Company also conducts business through its wholly-owned subsidiary, Data Gran S.A.S., a Colombian S.A.S. registered on September 19, 1977. Upon the creation of the Company, Data Gran S.A.S. was consolidated with, and into, the Company.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $377,172 in cash and cash equivalents, leaving the Company with approximately 7 months of runway.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised an estimated $176,463, subject to investor confirmations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

Data Gran, Inc.



DATAGRAN

Audited Consolidated Financial Statements for the

Years Ending December 31, 2021-2020

DATAGRAN
CONSOLIDATED BALANCE SHEET
For the Period Ending December 31, 2021-2020
(Audit)

ASSETS	December 2021	December 2020
Current assets:		
Cash and Cash equivalents	430.178	624.260
Accounts Receivable	191.546	453.102
Other Currents assets	9.188	126.181
Prepaid taxes	58.193	73.768
TOTAL CURRENTS ASSETS	**689.105**	**1.277.311**
Property and equipment, net	15.324	23.541
TOTAL ASSETS	**704.429**	**1.300.852**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities:		
Account Payables	161.389	159.982
Loan Payable	95.617	167.136
Payroll and sales taxes payable	40.146	54.937
Income tax payable	4.693	27.071
Deferred Income	847	13.492
Total Current liabilities	**302.692**	**422.618**
Long term Liabilities		
TOTAL LIABILITIES	**302.692**	**422.618**
STOCKHOLDERS EQUITY		
Capital Stock	34.936	46.225
Additional Paid In Capital	4.442.371	4.442.371
Conversion Effect Consolidation	- 532.359	- 184.406
Common Stock	57	57
Preferred Stock	32	32
Retained earnings (accumulated deficit)	- 3.150.172	- 2.933.168
Net Income for period	- 393.128	- 492.877
Total stockholders Equity	**401.737**	**878.234**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**704.429**	**1.300.852**

DATAGRAN
CONSOLIDATED STATEMENT OF INCOME/(LOSS)
For the Period Ending December 31, 2021-2020
(Audit)

	December 2021	December 2020
Revenues	1.315.855	1.884.962
Less: Discounts and refunds		-
Cost of Revenues	572.613	747.717
Gross Profit	**743.243**	**1.137.245**
Operating Expenses		
General and Administrative	1.223.993	1.585.170
Sales and Marketing	35.799	183.922
Total Operating Expenses	**1.259.792**	**1.769.092**
Operating Income (Loss)	**- 516.549**	**- 631.847**
Others Non Op Expenses	67.410	50.956
Others Non Op Income	190.831	189.926
Net Income (loss)	**- 393.128**	**- 492.877**

DATAGRAN
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
For the Period Ending December 31, 2021 and 2020
Audit

	Capital Stock	Common Stock	Preferred Stock	Addional Paid in Capital		Conversion Effect Consolidation (additional Paid)		Retained Earning		Total Stockholder Equity
Balance as December 31, 2020	46.225	57	32	4.442.371	-	184.406	-	3.426.045		**878.234**
Issuance of common stock										-
Conversion Effect	- 11.289				-	347.953		275.873	-	83.369
Net Income Loss							-	393.128	-	393.128
Balance as December 31, 2021	34.936	57	32	4.442.371	-	532.359	-	3.543.300		**401.737**

DATAGRAN
CONSOLIDATED STATEMENT OF CASH FLOWS
For Period Ending December 31, 2021-2020
Audit

Operating Activities		December 2021		December 2020
Net Income (Loss)	-	393.128	-	492.877
Changes in operating asste and liabilities:				
Increase(Decrease) in account receivable		261.556		76.786
Increase(Decrease) in Other currents assets		116.993		426.634
Increase(Decrease) in Prepaid Taxes		15.575		135.511
Increase(Decrease) in Account Payable		1.407	-	27.881
Increase(Decrease) in Payroll an taxes payable	-	14.791	-	58.555
Increase(Decrease) in income Taxes Payable	-	22.378	-	2.777
Increase(Decrease) in deferred income	-	12.645	-	22.738
Net Cash used by operating activities	**-**	**47.411**		**34.103**
Investing Activities				
Purchase of fixed asset (Net)		8.217		14.893
Net Cash provided by investing activities		**8.217**		**14.893**
Financing Activities				
Loan	-	71.519		130.858
Variation exchange rate	-	83.369	-	67.555
Net Cash provided by financial activities	**-**	**154.888**		**63.303**
Net Increase/Decrease in cash and cash equivalents	**-**	**194.082**		**112.299**
Cash and cash equivalents at beginning of year		**624.260**		**511.961**
Cash and cash equivalents at the end of year		**430.178**		**624.260**

DATAGRAN
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

DATAGRAN. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on Feb 06, 2017. The Company is a direct-to-consumer, business-to-business, and wholesale global operation. The Company's headquarters are in San Francisco. The company began operations in 2017.

On September 19, 1977, Datagran SAS a Colombian company was registered in Cartagena Colombia. In 2017 upon the creation of the company, Datagran SAS was consolidated with and into the Company.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2021, the Company had positive working capital and has cash flow for next 5 months.

During the next three months, the company intends to attract resources from direct and new investors and thus ensure the operation of the next two years.

If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The financial statements include the consolidated results of Data Gran INC and Data Gran SAS. The Accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As determined by the financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC"). All Significant Intercompany balances and transactions have been eliminated in the Accompanying Consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 30, 2021 had $430,178 of cash on hand.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exist, delivery of services or product had occurred, the sales price is fixed or determinable and collectability is reasonably assured. The Company generates revenues by selling sotware and licences. The Company's payments are generally collected upfront, but some are on a Net 45 or Net 60 term. The Company has deferred revenue totaling $857 for 2021 and $ 13,492 for 2020., for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $35,799 and $183,922 for the year ended December 31, 2021 and December 31, 2020 Respectively.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31,2021 and December 31, 2020 consists of the following:

	2021	2020
Office furniture and equipment:	$43,401	$ 50,339
Computer and communication equipment	$99,280	$ 113,068
Accumulated Depreciation/Amortization	$-127,358	$ -139,866
Total Fixed Assets	$15,324	$ 23,541

Depreciation expenses $ 7113 and $20,325 For the years ended December 31, 2021 and December 31, 2020, respectively.

NOTE 4 – LOAN

The Company has a bank loan with Bancolombia, for an original amount of approximately $ 46,613 , The Loan balances are $ 22,774 and $ 45,059 for the years ended December 31, 2021 and December 31, 2020, Respectively. The loan maturity date is May 2023, terms 36 Months.

The Company has a bank loan with Bancolombia, for an original amount of approximately $ 43,700, The Loan balances are $ 22,606 and $ 43,700 for the years ended December 31, 2021 and December 31, 2020, Respectively. The loan maturity date is Jun 2023, terms 36 Months.

The Company has a bank loan with Bancolombia, for an original amount of approximately $ 50,237, The Loan balances are $ 50,237 and $ 0 for the years ended December 31, 2021 and December 31, 2020, Respectively. The loan maturity date is Dec 2024, terms 36 Months.

The Total Loan Balances are $ 95,617 and $ 167,136 for the years ended December 31, 2021 and December 31, 2020. Respectively.

PPP Loan

In May 2021 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Silicon Valley Bank for a total of $52,995.. The Company applied for forgiveness of the amount due for costs incurred for payroll costs, This was 100% Forgiven in 06/14/2021.

In Nov 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Silicon Valley Bank for a total of $78,377. The Company applied for forgiveness of the amount due for costs incurred for payroll costs, This was 100% Forgiven in 02/06/2021.

NOTE 5 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2021, the balance of the advances from related parties was $2,569,576. As of December 31, 2020 The balance was $ 2,884,239 These advances have no interest rate or specified maturity date. And are eliminated for purposes of consolidating financial statements.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, The Company is taxed as a C Corporation.

In Colombia the company received the balance in favor of the tax return for period ended December 2020, Approximately $62K.

For 2022, In Colombia the company should receive the balance in favor of the tax return for period ended in December 31, 2021. Approximately $ 40K.

NOTE 7 – EQUITY

Coomon Stock Outstanding: 5,676,005
Series Seed Shadow Preferred outstanding: 3,275,541
Shares outstanding under datagran INC Equity incentive plan: 698,012
Share Available under datagran INC Equity incentive plan fully diluted: 16,988
Total fully diluted: 9,666,546

NOTE 8 – EQUITY-BASED COMPENSATION

In January 2018, the Company adopted a 2018 Stock Option and Grant Plan ("2018 Plan") which permits the grant or option of shares to its employees for up to 715,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years

Shares outstanding under datagran INC Equity incentive plan: 698,012
Share Available under datagran INC Equity incentive plan fully diluted: 16,988

NOTE 9- FUNCTIONAL AND PRESENTATIONAL CURENCY

The Functional and currency of the company is the primary economic environment in which the company operates, which is in the Colombian Pesos (COP)

Transactions in currency other than the entity´s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of reporting periods. Exchange differences arising of the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statement, the company´s assets and liabilities are expressed in US Dollars at the exchange rate on the balance sheet date, stockholders´ equity accounts are translated at historical rate, and income and expenses are translated at the periods ending exchange rates.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering:

Datagran plan's to raise 1 million dollars in the next 4 months. This will give Datagran at least 1.5 years of runway which will continue to give the company the time it needs to achieve profitability. In parallel Datagran will raise directly from investors to bring a total of 2 million dollars. The additional capital will be used to hire additional developers and sales team.

In January 20, 2021 the company received SAFE for $200K From Compusoluciones

Management's Evaluation

Management has evaluated subsequent events through December 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

.